Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

January 2, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Matthews, Esquire

	Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Mr. Matthews:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT J.P. Morgan Large Cap Growth Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on December 27, 2024, with regard to the Preliminary Proxy Statement (the “Proxy Statement”) filed by the Registrant on Schedule 14A.  The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on December 20, 2024 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities Exchange Act of 1934.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the Registrant’s Definitive Proxy Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

U.S. Securities and Exchange Commission

PROXY STATEMENT

1.
Comment:  On page 7, under the heading “How would approval of the Proposal impact the day-to-day management of the Fund?”, please also briefly describe how the change in classification will interact with the tax requirements applicable to regulated investment companies (RICs) and the Fund’s existing concentration policy, which will not change.

Response: The Registrant will add the following disclosure to the end of the referenced section in the definitive proxy statement:

Specifically, shareholder approval of the Proposal would not have an effect on the Fund’s fundamental concentration policy, which states that the Fund may not purchase the securities of any one issuer if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry.

Additionally, shareholder approval of the Proposal would not have an effect on the Fund’s separate diversification requirement imposed by the Internal Revenue Code in order to qualify as a “regulated investment company,” which requires the Fund, with respect to 50% of its assets, not to invest more than 5% in any single issuer.  With respect to the remaining 50% of the Fund’s assets, no more than 25% may be invested in a single issuer.

2.	Comment: Please provide in the proxy statement a side-by-side comparison of the proposed changes to the Fund’s fundamental investment policies.

Response:  The Registrant notes that, because the proxy statement only relates to the elimination of one fundamental policy, the addition of a side-by-side comparison would not be additive to the disclosure, as such comparison would simply restate the policy and indicate that such policy would be eliminated.  Registrant believes that the current disclosure under the headings “What is the difference between a diversified fund and non-diversified fund?” and “The Proposal” sufficiently explains to shareholders to effect of changing the Fund’s diversification status.  As such, Registrant respectfully declines the comment.

3.
Comment:  In the event that the Registrant is householding, if only one proxy statement or notice of availability of proxy materials is being delivered to multiple shareholders at the same address, please include the information requirement by Item 23 of Schedule 14A.

U.S. Securities and Exchange Commission

Response: The Registrant will add the following section under “More Information About the Trust” in the definitive proxy statement:

Proxy Statement Delivery

“Householding” is the term used to describe the practice of delivering one copy of a document to a household of shareholders or Contract Owners instead of delivering one copy of a document to each shareholder or Contract Owner in the household. Shareholders or Contract Owners who share a common address and who have not opted out of the householding process should receive a single copy of the Proxy Statement together with, as applicable, one proxy card for each shareholder or one voting instruction card for each Contract. A shareholder or Contract Owner who received more than one copy of the Proxy Statement may elect to household in the future; a shareholder or Contract Owner who received a single copy of the Proxy Statement may opt out of householding in the future; and a shareholder or Contract Owner may, in any event, obtain an additional copy of this Proxy Statement either by writing to the Trust at One Nationwide Plaza, Mail Code 1-18-102, Columbus, Ohio 43215 or by calling the Trust at 800-848-0920.

4.
Comment:  On page 11, in the disclosure regarding the Board’s consideration of the Proposal, please discuss further in reasonable detail the material factors considered by the Board in concluding to approve the Proposal, adverse to and in favor of the Proposal, including any impacts with respect to fees, expenses, risks, or conflicts of interest.

Response: The Registrant will revise the disclosure regarding the Board’s consideration of the Proposal as follows:

At a meeting of the Board held on December 11, 2024, NFA informed the Board of the subadviser’s concerns about the concentration of issuers in the Index and its ability to manage the Fund effectively in light of the Fund’s diversification classification.  In particular, NFA noted that the Fund is an insurance-dedicated fund that historically has had a substantially similar strategy to a mutual fund sponsored by the subadviser and the subadviser had recently proxied shareholders to approve changing its fund to a non-diversified fund for these reasons and requested that the Fund similarly proxy its shareholders to continue to align the strategy of the two funds. NFA also informed the Board that a non-diversified fund presents more risk than a diversified fund, because the performance of a single or few securities can affect the fund’s overall performance to a greater degree. NFA further advised the Board that eliminating the Fund’s fundamental investment restriction regarding diversification of investments requires approval by a majority of the Fund’s outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act (a “1940 Act Majority Vote”).

U.S. Securities and Exchange Commission

The 1940 Act Majority Vote requires the affirmative vote of the lesser of either (i) 67% of the Fund’s voting securities present at a shareholder meeting, either in person or by proxy, as long as more than 50% of the Fund’s outstanding voting securities are present; or (ii) more than 50% of the Fund’s outstanding voting securities. Finally, NFA informed the Board that there would be no change to the Fund’s fees or expenses in connection with the Fund’s change in diversification classification and that the costs of preparing, filing, printing and mailing the proxy statement, soliciting shareholder approval and conducting a shareholder meeting would be borne by NFA. The Board, having considered the information provided by NFA, approved the proposal to eliminate the Fund’s fundamental investment restriction regarding diversification of investments so that the Fund may operate as a “non-diversified” fund, subject to shareholder approval of the Proposal.

5.
Comment:  On page 14, under the heading “Who will pay the expenses of the Proposal?”, please describe the nature and anticipated amount of brokerage costs that will not be paid by NFA and clarify whether the Fund is responsible for such costs.

Response: The Registrant will add the following disclosure to the end of the referenced section:

Brokerage costs to transition the Fund’s portfolio from diversified to non-diversified are estimated to be approximately 2 basis points and will be borne by the Fund.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire